UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for Second Quarter of Fiscal 2011

We, LDK Solar Co., Ltd., have reported our unaudited financial results for the second quarter ended June 30, 2011. All financial results are reported in U.S. dollars on a U.S. GAAP basis.

Second Quarter Highlights

•	Net sales of $499.4 million, a decrease of 34.8% sequentially and a decrease of 11.6% year-over-year;

•	Shipped 429.2 megawatts, or MW, of wafers, 79.4 MW of modules in the second quarter;

•	Produced a total of approximately 2,774 metric tons, or MT, of polysilicon during the second quarter; and

•	Produced a total of approximately 123 MW of cells during the second quarter.

Net sales for the second quarter 2011 were $499.4 million, compared to $766.3 million for the first quarter 2011, and $565.3 million for the second quarter 2010.

Gross profit for the second quarter 2011 was $11.0 million, compared to $241.6 million in the first quarter 2011, and $101.8 million for the second quarter 2010.

During the preparation of our second quarter 2011 financial results, our management determined that an inventory write-down of $52.9 million was required as a result of the significant drop in market price for wafers and modules during the second quarter. As a result, our gross margin and results of operations were negatively impacted in the second quarter 2011.

Gross margin for the second quarter 2011 was 2.2%, compared to 31.5% in the first quarter 2011 and 18.0% in the second quarter 2010.

Loss from operations for the second quarter 2011 was $47.9 million, compared to income from operations of $196.1 million for the first quarter 2011, and $78.6 million for the second quarter 2010.

Operating margin for the second quarter 2011 was negative 9.6%, compared to positive 25.6% in the first quarter 2011, and 13.9% in the second quarter 2010.

Income tax expense for the second quarter 2011 was $6.7 million, compared to income tax expense of $44.2 million in the first quarter 2011, and income tax expense of $7.7 million in the second quarter 2010.

Net loss attributable to our shareholders for the second quarter 2011 was $87.7 million, or a loss of $0.62 per diluted ADS, compared to net income of $135.4 million, or $0.95 per diluted ADS, for the first quarter 2011, and $45.0 million, or $0.36 per diluted ADS, for the second quarter 2010. The number of shares for calculating diluted ADS was approximately 140.7 million for the second quarter 2011.

We ended the second quarter 2011 with $636.4 million in cash and cash equivalents and $515.3 million in short-term pledged bank deposits.

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	6/30/2011	3/31/2011
Assets
Current assets
Cash and cash equivalents	636,447	515,081
Pledged bank deposits	515,333	637,943
Trade accounts and bills receivable, net	540,342	452,442
Inventories	818,790	612,783
Prepayments to suppliers, net	125,917	114,682
Other current assets	270,010	231,029

Total current assets	2,906,839	2,563,960
Property, plant and equipment, net	3,539,747	3,298,766
Deposits for purchases of property, plant and equipment and land use rights	153,975	187,805
Land use rights	270,873	223,143
Prepayments to suppliers expected to be utilized beyond one year, net	13,408	13,849
Pledged bank deposits – non-current	45,537	47,166
Investments in an associate and a jointly-controlled entity	57,576	56,617
Other non-current assets	68,652	50,050

Total assets	7,056,607	6,441,356

Liabilities and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,213,975	1,552,198
Convertible senior notes, less debt discount	—	351,489
Trade accounts and bills payable	807,012	794,695
Advance payments from customers, current installments	235,717	229,888
Accrued expenses and other payables	804,421	818,190
Other financial liabilities	66,121	51,473

Total current liabilities	4,127,246	3,797,933

Long-term borrowings, excluding current installments	804,350	794,658
Convertible senior notes and RMB-denominated US$-settled senior notes, less debt discount	297,048	217,711
Advance payments from customers – non-current	149,546	163,099
Other liabilities	140,785	115,669

Total liabilities	5,518,975	5,089,070

Redeemable non-controlling interests	176,316	—

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	1,347,828	1,338,627
Non-controlling interests	13,488	13,659

Total equity	1,361,316	1,352,286

Total liabilities and equity	7,056,607	6,441,356

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	6/30/2011	3/31/2011

Net sales	499,437	766,337
Cost of goods sold	(488,432)	(524,745)

Gross profit	11,005	241,592
Selling expenses	(10,108)	(7,427)
General and administrative expenses	(36,210)	(30,038)
Research and development expenses	(12,552)	(7,998)

Total operating expenses	(58,870)	(45,463)

(Loss) Profit from operations	(47,865)	196,129
Other income (expenses):
Interest income	2,094	1,057
Interest expense and amortization of senior notes issuance costs and debt discount	(38,598)	(31,351)
Foreign currency exchange gain, net	6,451	8,840
Government subsidies	308	3,455
Others, net	1,774	1,558

(Loss) Earnings before income tax	(75,836)	179,688
Income tax expense	(6,681)	(44,168)

Net (loss) income	(82,517)	135,520
Loss (Earnings) attributable to non-controlling interests	204	(82)
Earnings attributable to redeemable non-controlling interests	(2,774)	—
Accretion to redemption value of redeemable non-controlling interests	(2,621)	—

Net (loss) income attributable to LDK Solar Co., Ltd. shareholders	(87,708)	135,438

Net (loss) income per ADS, Diluted	$(0.62)	$0.95

Incorporation by Reference

This report on Form 6-K (except our press release attached hereto as Exhibit 99.4) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.

Exhibit

Attached hereto as Exhibit 99.4 is the press release we issued on August 29, 2011 relating to our unaudited financial results for the second quarter 2011, which is furnished to the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: August 29, 2011

Exhibit 99.4

LDK Solar Reports Financial Results for Second Quarter of Fiscal 2011

Xinyu City, China and Sunnyvale, California, August 29, 2011 – LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today reported its unaudited financial results for the second quarter ended June 30, 2011.

All financial results are reported in U.S. dollars on a U.S. GAAP basis.

Second Quarter Highlights:

•	Net sales of $499.4 million, a decrease of 34.8% sequentially and a decrease of 11.6% year-over-year;

•	Shipped 429.2 MW of wafers, 79.4 MW of modules in the second quarter;

•	Produced a total of approximately 2,774 MT of polysilicon during the second quarter; and

•	Produced a total of approximately 123 MW of cells during the second quarter

Net sales for the second quarter of fiscal 2011 were $499.4 million, compared to $766.3 million for the first quarter of fiscal 2011, and $565.3 million for the second quarter of fiscal 2010.

Gross profit for the second quarter of fiscal 2011, was $11.0 million, compared to $241.6 million in the first quarter of fiscal 2011, and $101.8 million for the second quarter of fiscal 2010.

During the preparation of its second quarter 2011 financial results, LDK Solar’s management determined that an inventory write-down of $52.9 million was required as a result of the significant drop in market price for wafers and modules during the second quarter. As a result, gross margin and results from operations were negatively impacted in the second quarter of fiscal 2011.

Gross margin for the second quarter of fiscal 2011 was 2.2%, compared to 31.5% in the first quarter of fiscal 2011 and 18.0% in the second quarter of fiscal 2010.

Loss from operations for the second quarter of fiscal 2011 was $47.9 million, compared to income from operations of $196.1 million for the first quarter of fiscal 2011, and $78.6 million for the second quarter of fiscal 2010.

Operating margin for the second quarter of fiscal 2011 was negative 9.6% compared to positive 25.6% in the first quarter of fiscal 2011 and 13.9% in the second quarter of fiscal 2010.

Income tax expense for the second quarter of fiscal 2011 was $6.7 million, compared to income tax expense of $44.2 million in the first quarter of fiscal 2011 and income tax expense of $7.7 million in the second quarter of fiscal 2010.

Net loss attributable to LDK Solar’s shareholders for the second quarter of fiscal 2011 was $87.7 million, or a loss of $0.62 per diluted ADS, compared to net income of $135.4 million, or $0.95 per diluted ADS for the first quarter of fiscal 2011 and $45.0 million, or $0.36 per diluted ADS for the second quarter of fiscal 2010. The number of shares for calculating diluted ADS was approximately 140.7 million for the second quarter of fiscal 2011.

LDK Solar ended the second quarter of fiscal 2011 with $636.4 million in cash and cash equivalents and $515.3 million in short-term pledged bank deposits.

“Our second quarter results reflect the challenging solar industry dynamics that resulted from recent policy revisions in Europe and consequently reduced demand for PV products,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “Lower pricing across the supply chain negatively impacted our financial results for the quarter.

“In recent weeks, we have seen average selling prices begin to stabilize and improvement to order patterns. We have continued to gain traction in expanding our presence in key markets such as North America and China. In the U.S., our recently established sales and marketing operation has already begun to gain traction in winning large module contracts. In China, we are encouraged by the announcement of the unified national feed-in-tariff program. We have an established, strong market position in our domestic market and see significant long-term growth opportunities.

“We are actively taking steps to improve our cost structure and strengthen our balance sheet. We continue to make progress on lowering our manufacturing costs as we gain scale in our newer PV product areas such as solar cells. Going forward, based on our current pipeline of business, we believe growth will resume in the second half of 2011,” concluded Mr. Peng.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.

For the third quarter of fiscal 2011, LDK Solar estimates its revenue to be in the range of $630 million to $680 million with wafer shipments between 350 MW and 400 MW, and module shipments between 250 MW and 300 MW, in-house polysilicon production between 2,600 MT and 2,700 MT, in-house cell production between 200 MW and 220 MW and gross margin between 11% and 16%.

For fiscal 2011, LDK Solar estimates its revenue to be in the range of $2.5 to $2.7 billion, wafer shipments between 1.8 gigawatts (GW) and 2.0 GW, module shipments between 750 MW and 800 MW, in-house polysilicon production between 10,000 MT and 11,000 MT, in-house cell production between 600 MW and 700 MW and gross margins between 15% and 20%.

Conference Call Details

The LDK Solar Second Quarter 2011 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time (ET), on August 29, 2011. To listen to the live conference call, please dial 877-941-1427 (within U.S.) or 480-629-9664 (outside U.S.) at 8:00 a.m. ET on August 29, 2011. An audio replay of the call will be available through September 5, 2011, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4463854#.

A live webcast of the call will be available on the company’s investor relations website at http://investor.ldksolar.com.

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	6/30/2011	3/31/2011
Assets
Current assets
Cash and cash equivalents	636,447	515,081
Pledged bank deposits	515,333	637,943
Trade accounts and bills receivable, net	540,342	452,442
Inventories	818,790	612,783
Prepayments to suppliers, net	125,917	114,682
Other current assets	270,010	231,029

Total current assets	2,906,839	2,563,960
Property, plant and equipment, net	3,539,747	3,298,766
Deposits for purchases of property, plant and equipment and land use rights	153,975	187,805
Land use rights	270,873	223,143
Prepayments to suppliers expected to be utilized beyond one year, net	13,408	13,849
Pledged bank deposits – non-current	45,537	47,166
Investments in an associate and a jointly-controlled entity	57,576	56,617
Other non-current assets	68,652	50,050

Total assets	7,056,607	6,441,356

Liabilities and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,213,975	1,552,198
Convertible senior notes, less debt discount	—	351,489
Trade accounts and bills payable	807,012	794,695
Advance payments from customers, current installments	235,717	229,888
Accrued expenses and other payables	804,421	818,190
Other financial liabilities	66,121	51,473

Total current liabilities	4,127,246	3,797,933

Long-term borrowings, excluding current installments	804,350	794,658
Convertible senior notes and RMB-denominated US$-settled senior notes, less debt discount	297,048	217,711
Advance payments from customers – non-current	149,546	163,099
Other liabilities	140,785	115,669

Total liabilities	5,518,975	5,089,070

Redeemable non-controlling interests	176,316	—

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	1,347,828	1,338,627
Non-controlling interests	13,488	13,659

Total equity	1,361,316	1,352,286

Total liabilities and equity	7,056,607	6,441,356

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	6/30/2011	3/31/2011

Net sales	499,437	766,337
Cost of goods sold	(488,432)	(524,745)

Gross profit	11,005	241,592
Selling expenses	(10,108)	(7,427)
General and administrative expenses	(36,210)	(30,038)
Research and development expenses	(12,552)	(7,998)

Total operating expenses	(58,870)	(45,463)

(Loss) Profit from operations	(47,865)	196,129
Other income (expenses):
Interest income	2,094	1,057
Interest expense and amortization of senior notes issuance costs and debt discount	(38,598)	(31,351)
Foreign currency exchange gain, net	6,451	8,840
Government subsidies	308	3,455
Others, net	1,774	1,558

(Loss) Earnings before income tax	(75,836)	179,688
Income tax expense	(6,681)	(44,168)

Net (loss) income	(82,517)	135,520
Loss (Earnings) attributable to non-controlling interests	204	(82)
Earnings attributable to redeemable non-controlling interests	(2,774)	—
Accretion to redemption value of redeemable non-controlling interests	(2,621)	—

Net (loss) income attributable to LDK Solar Co., Ltd. shareholders	(87,708)	135,438

Net (loss) income per ADS, Diluted	$(0.62)	$0.95

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801